Exhibit 12.1

Allegion plc

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Earnings from continuing operations before income taxes	$86.2	$82.9	$395.7	291.3	$209.5	$267.4	$223.4
Fixed charges	16.2	18.8	117.5	75.1	63.6	60.1	22.0

Total earnings	$102.4	$101.7	$513.2	$366.4	$273.1	$327.5	$245.4

Fixed charges:
Interest expense*	$12.9	$15.9	$105.7	$64.3	$52.9	$49.3	$10.2
Rentals (one-third of rentals)	3.3	2.9	11.8	10.8	10.7	10.8	11.8

Total fixed charges	$16.2	$18.8	$117.5	$75.1	$63.6	$60.1	$22.0

Ratio of earnings to fixed charges	6.3	5.4	4.4	4.9	4.3	5.4	11.2

*	Includes interest expense on all third-party indebtedness, and excludes interest related to unrecognized tax benefits, which is reported as income tax expense.

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated where earnings consists of (1) earnings from continuing operations before income taxes plus (2) fixed charges. Fixed charges consist of (a) interest on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness and (c) an interest component representing the estimated portion of rental expense that management believes is attributable to interest.